

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2013

<u>Via E-mail</u>
Ramon Tejeda
Chief Executive Officer
Tabacalera Ysidron, Inc.
100 Europa Drive, Ste. 455
Chapel Hill, NC 27517

>   **Re: Tabacalera Ysidron, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 1, 2013**
>   **File No. 333-192060**

Dear Mr. Tejeda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

3. Provide a currently dated consent from the independent public accountant in the amendment.

<u>Registration Statement Cover Page</u>

4. Please revise your company name here and throughout the filing to match exactly your name as provided in your articles of incorporation.

<u>Calculation of Registration Fee Table</u>

5. It appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o). Please advise or revise your fee table accordingly.

6. It appears that the $0.10 per share price of the shares you are registering is the same price that your selling shareholders paid for their shares in a recent private placement. As such, it appears that the $0.10 per share price prohibits these selling shareholders from making any profit on sales of shares that they acquired in the private placement unless and until there is an active trading market. This suggests that the $0.10 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

<u>Prospectus Cover Page</u>

7. Please revise to indicate correctly the page on which your "Risk Factors" section begins.

8. Please revise to state the aggregate net proceeds to the selling stockholders.

<u>Prospectus Summary, page 4</u>

9. Please revise to disclose (a) the implied aggregate price of your common stock based on the offering price of $0.10 and (b) your total stockholders' equity (deficit) as of the latest balance sheet date.

<u>Overview, page 4</u>

10. Please explain what "the Del Fuego brand name" is. We note reference elsewhere to the Epicurean brand. Please also clarify the difference between these two.

11. We note your disclosure that Steven Ysidron has been involved with the cigar industry for more than 20 years." It appears, however, that he is no longer an officer, director or shareholder of Tabacalera Ysidron. As such, it is not clear why Mr. Ysidron's experience in the cigar industry has any relevance. Please remove reference to him here and on pages 24 and 26 or advise.

12. Please disclose your "burn rate" and the amount of time your present capital will last at this rate here, as well as in the business and MD&A sections. In addition please revise here to state how much cash you have on hand as of the most recently practicable date.

13. Please revise to state here your revenues and net losses for the most recently completed fiscal year and interim stub.

14. Please disclose in the summary and business sections that your auditor has expressed substantial doubt regarding your ability to continue as a going concern.

Summary Financial Information, page 6

15. Please revise the table to include annual (or inception to fiscal year end) results of operations information in addition to interim results.

Risk Factors, page 8

16. It appears that you do not have any units. Please delete a reference to "Units" in the first paragraph of this section or advise.

17. Please add a risk factor to discuss Mr. Tejeda's potential conflict of interests as your officer and director and significant shareholder.

If we need additional capital to fund our future operations, page 9

18. We note your disclosure in this risk factor that you may not be able "to undertake sufficient sales and business development efforts required to identify clients and assist them with asset acquisitions, development of their real estate projects or management of existing stabilized assets." Please delete this statement as it appears that you are in the business of manufacturing and distributing cigars or advise.

19. Please disclose whether you have taken any steps to seek additional funding.

We may face difficulties establishing a new brand, page 10

20. Please delete the statement that you "will be expending a significant percentage of the proceeds of this Offering for advertising and promotional activities," because you are not receiving any proceeds in this offering.

We may require additional funding, page 10

21. Please significantly revise this risk factor. We note that this is a secondary offering, in which you will not receive any proceeds. As such, the first two sentences of this risk factor are incorrect statements.

Special Note Regarding Forward-Looking Statements, page 17

22. Because you do not incorporate any documents by reference, please delete your reference to "documents incorporated by reference into this report."

Selling Security Holders, page 18

23. We note your statement that common shares are held "by no more than 35 unaccredited shareholders." We also note that the selling security holders table on page 19 includes 39 security holders. Please advise us whether the remaining selling security holders are accredited investors.

24. Please delete the statement that "[a]ll information with respect to share ownership has been furnished by the selling stockholders." You are responsible for the accuracy of disclosure in the filing.

25. Please update to provide the selling security holders' list as of the most recent practicable date.

26. Please note that certain family members may be deemed to beneficially own the shares held by other family members. Please ensure that your selling security holders table is accurate in this regard.

27. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by London Fall Protection.

Description of Business, page 23

Overview, page 23

28. We note that your business section does not include some information required by Item 101(h) of Regulation S-K. For example, please describe your cigars and their prices. Please disclose your principal distribution methods and markets. In addition, disclose how many cigars have been manufactured and sold to date. Please revise this section significantly to include all information required by Item 101(h) of Regulation S-K or advise.

29. We note your disclosure on page F-19 that for the year ended March 31, 2013 all cigars were purchased from one manufacturer. Please identify the manufacturer and include risk factor disclosure regarding your reliance on that manufacturer. In addition, if you have entered into a contract with the manufacturer, file it as an exhibit to your registration statement and describe its material terms.

Our Business, page 23

Market Overview, page 23

30. We note that some statistical data you include in this section dates back to 2011. If possible, please update with more recent statistics or advise. Similarly, update the 2010 data in your competition section on page 24.

31. We note you disclosure that you "intend to purchase cigars from Plasencia." In other parts of your prospectus you state that you plan to manufacture your cigars. Please revise throughout for consistency.

Products, page 23

32. Please revise to disclose whether you have sold cigars and during what periods. Please also reconcile for consistency your disclosure on page 27 that you have "not commenced operations." In this regard we note that you have not earned any revenues in the three months ended June 30, 2013. Please also revise the Overview section on page 4 to state, if true, that you are not currently earning revenues from the sale of cigars.

Sales and Marketing, page 24

33. Reference is made to your agreements with five independent sales representatives. Because these appear to be material agreements, please file them as exhibits to your registration statement and describe their material terms or advise.

34. Please advise and revise as necessary your disclosure relating to Mr. Ysidron's database of 1,200 retail customers across the U.S. Because Mr. Ysidron does not appear to be associated with you any more, please explain how this database is relevant to your sales and marketing activities. Please make corresponding revisions on pages 24 and 26.

Employees, page 25

35. We note your disclosure here that you "have no employees apart from [y]our President." On page 10 you list Mr. Tejeda as your president and Ms. Rosebough as your operation's director. In addition, on page 31 you list Mr. Tejeda as your president and Ms. Floyd as your secretary. Please revise your disclosure in these sections to list consistently the number of your employees and names and titles of your executive officers.

Description of Property, page 25

36. We note your disclosure here relating to the location of your office and that there "is no lease on the premises the Company is occupying and is not responsible for paying rent." Please revise to clarify whether you own this office location. If not, please disclose why you can occupy these offices without paying rent.

Market for Common Equity and Related Stockholder Matters, page 25

37. We note your disclosure here that you have 31 holders of common stock. There are 39 selling security holders listed in your prospectus, and your president also owns your stock. Please revise for consistency.

Note 2(c) Common Stock Issued for Services, page F-8

38. Similar to the disclosure you provide on page 32, please revise here and on page F-20 to name the parties involved in these transactions.

Note 3. Commitments, page F-8

39. Please tell us and revise to disclose the party with whom you entered into a consulting agreement and whether such party is related to you.

Plan of Operation, page 26

40. Please revise to include a more detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding. Include a brief summary of your timeline and budget in your Prospectus Summary.

41. Please explain here and in your business section what you mean by "new styles of premium cigars."

42. Please provide support for your statement that "Nicaragua is recognized internationally by the quality of its cigars, standing out as the first exporter of high quality cigars of the world."

43. We note your disclosure that you intend to purchase cigars form Plasencia. Please disclose where you have purchased cigars up to date.

Results of Operations, page 28

44. Please revise the table and your discussion to include interim results. Refer to Item 303(b)(2) of Regulation S-K.

Contractual Obligations, page 31

45. We note your disclosure relating to the consulting agreement. Please revise to disclose in more detail what services are provided to you under this agreement. In addition, disclose the entity that will provide these services to you. If this is a material agreement, file it as an exhibit to your registration statement and describe its material provisions.

Directors, Executive Officers, Promoters and Control Persons, page 31

Ramon Tejeda, President and Director, page 31

46. Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that he should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

47. Please clarify what you mean by Mr. Tejeda being "intimately involved in the cigar business form [sic] a very early age."

48. We note that Mr. Tejeda currently holds a job with Eaton. Please disclose the approximate number of hours per week he will devote to working for you. If necessary, also add risk factor disclosure and state this in the Prospectus Summary.

Beth Floyd, Secretary, page 31

49. Please revise the description of Ms. Floyd's business experience to include her business experience during the past five years. In addition, disclose what positions she held. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 31

Summary Compensation Table, page 31

50. We note that you disclosed Mr. Tejeda's stock award as valued at $490. The same stock award is valued at $490,000 on pages F-8, F-9 and F-20. Please revise for consistency or please advise.

51. We also note that in the footnote to the summary compensation table you state that Mr. Tejeda purchased 4,900,000 common shares for cash. Your disclosure on page F-8, however, indicates that the shares were transferred to an officer in exchange for services. In addition, on page 32 you state that on December 13, 2012 Steven Ysidron sold 4,900,000 of his shares of common stock to Ramon Tejeda pursuant to a Stock Purchase Agreement. Please revise for consistency.

Security Ownership of Certain Beneficial Owners and Management, page 32

52. Please update the security ownership table to the most recent practicable date.

Transactions with Related Persons, Promoters and Certain Control Persons, page 32

53. To the extent that the transactions are not represented in the Executive Compensation section, please revise this section to include other related party transactions listed on page F-9. For each related party transaction listed include the approximate dollar value of the transaction amount. Refer to Item 404(d) of Regulation S-K.

54. We note your reference to "loans from CEO" on page 28. Please include the loans in your related party transactions section or advise. Refer to Item 404(d) of Regulation S-K.

55. Please address whether you have a policy for dealing with related party matters.

Item 12A. Disclosure of Commission Position on Indemnification, page 33

56. We note your disclosure that you "have agreed to indemnify each of [y]our directors and certain officers against certain liabilities." Please revise this statement because you only have one director. In addition, disclose which officers you agreed to indemnify.

Item 15. Recent Sales of Unregistered Securities, page 35

57. We note your disclosure here that on March 11, 2013 you sold a total of 2,745,000 shares of common stock to investors. On pages F-8 and F-20, however, you state that for the year ended March 31, 2013 you issued 1,676,500 shares of common stock and for the period ended March 31, 2012 you issued 1,068,500 shares of common stock. Please revise for consistency or advise.

Item 17. Undertakings, page 36

58. Revise this section to include undertaking in Item 512(a)(6) of Regulation S-K or advise.

<u>Signatures, page 37</u>

59. Please revise your signature page to have your principal financial officer and your principal accounting officer or controller sign the registration statement in his or her individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

<u>Exhibit 5.1</u>

60. Please have counsel revise the portion of the second sentence in the opinion stating that this offering is "made pursuant to Regulation D of Rule 506." Please similarly revise the statement describing document (d).

61. Please have counsel revise the first sentence of the third paragraph of the opinion to clarify that counsel relied on the enumerated items and Officers Certificate as to factual matters only or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Via E-Mail
        Gregg Jaclin, Esq.